EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 31 December 2025. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2025 £m

Equity
Ordinary shareholders’ equity	41,721
Other equity instruments	5,947
Non-controlling interests	199
Total equity	47,867

Indebtedness
Subordinated liabilities	9,894
Debt securities
Debt securities in issue at amortised cost	78,271
Liabilities designated at fair value through profit or loss	4,243
Total debt securities	82,514
Total indebtedness	92,408

Total capitalisation and indebtedness	140,275
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2025, all indebtedness was unsecured except for £17.6 billion of securitisation notes and covered bonds and £0.7 billion of debt securities issued by the Group’s asset-backed conduits.
On 2 February 2026, the Group is due to redeem CHF 215 million of debt securities. There have been no issuances of debt securities since 31 December 2025.
There have been no issuances or redemptions of subordinated liabilities since 31 December 2025.
There have been no issuances or redemptions of other equity instruments since 31 December 2025.
There has been no material change in the information set forth in the table above since 31 December 2025.